

OFFERING MEMORANDUM

facilitated by



Hot Oven Cookies LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Hot Oven Cookies LLC
State of Organization	MA
Date of Formation	04/02/2019
Entity Type	Limited Liability Company
Street Address	1597 Main St, Springfield MA, 01103
Website Address	https://www.hotovencookies.com/

(B) Directors and Officers of the Company

Key Person		Sheila Coon
Position with the Company		
	Title	CEO and Founder
	First Year	2019
Other business experience (last three years)		*Sheila has been cooking up the Hot Oven Cookies concept since 2016 and formally incorporated in 2019.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Sheila Coon	50%
David Coon	50%

(D) The Company's Business and Business Plan

the opportunity

By investing in Hot Oven Cookies, you will support a fast-casual, retro-modern cookie company specializing in made-from-scratch, fresh-baked cookies in innovative flavors.

Our mission is to satisfy our cookie craving customers' need for comfort, convenience, and variety by being an expeditive bakery where our insanely delicious cookies are easily available for purchase through various creative and accommodative channels of distribution.

They are a family owned and operated business that is community oriented and positively impacts the city of Springfield, MA, and beyond through their multi-unit and multi-concept model.

OUR STORY

Hot Oven Cookies was created when founder, Sheila Coon, found herself an overworked, single mom needing employment that offered flexibility and sustainability beyond 16 hour shifts; earning a smidgen above minimum wage, and couldn't find it, In January 2016, she used her lifelong affinity to cookies, her 20 yrs experience as a self-made pastry chef, and 27 years as mom to 7 Cookie Monsters to launch Hot Oven Cookies which began as as a Cookie Delivery Service and Farmer's Market Pop-Up in Holyoke, MA. It grew to a Cookie Cart/Truck in 2017 and a second one in 2020, plus a Brick & Mortar in Springfield, Ma in 2018, and added an indoor Cookie Kiosk at Bradley International Airport in Connecticut in March 2020.

OUR STORY

Hot Oven Cookies was created when founder, Sheila Coon, found herself an overworked, single mom needing employment that offered flexibility and sustainability beyond 16 hour shifts; earning a smidgen above minimum wage, and couldn't find it, In January 2016, she used her lifelong affinity to cookies, her 20 yrs experience as a self-made pastry chef, and 27 years as mom to 7 Cookie Monsters to launch Hot Oven Cookies which began as as a Cookie Delivery Service and Farmer's Market Pop-Up in Holyoke, MA. It grew to a Cookie Cart/Truck in 2017 and a second one in 2020, plus a Brick & Mortar in Springfield, Ma in 2018, and added an indoor Cookie Kiosk at Bradley International Airport in Connecticut in March 2020.

 PROVEN DEMAND - Why cookies? Cookies are so endearingly popular that they never go out of style; they are the perfect snack, the perfect gift, the perfect sharing food.

And while it's true that people don't need cookies, boy do they WANT and CRAVE them; cookies are a comfort food that sustain people in times of economic boom or recession. In 2018, $11 billion dollars were spent on cookies in the US. In our corner of the world, that is equal to more than 150 million cookies.

No surprise then, that cookie businesses are flourishing with supply rising to meet demand in the form of new cookie businesses in many different models to accommodate the need of time-starved, nostalgia-craving individuals who want the comfort of a "hand-crafted" cookie for personal AND/OR corporate purposes, but don't have the time, skills, or interest in making them.

Hot Oven Cookies has set themselves apart as such a business; with a proven and flourishing model.

COMPETITIVE ADVANTAGE - Our simple mission and focus on excelling in our niche, has allowed us to grow from an idea on a napkin to 1 micro-cookie shop unit, 1 indoor Cookie Kiosk, and 2 Cookie Mobiles, and soon a direct to consumer, ecommerce line of Take & Bake Cookie Dough with local and national shipping.

How did we do this?

- UNIQUE PRODUCTS & MODEL: We are one of the only cookie shops in the area that specializes in high quality, homemade cookies in over 500 flavors on a rotational market and THE ONLY one to offer such an expansive and creatively, unique menu that serves as a tool not only to keep current customers engaged and interested but as a hook to draw and retain new customers with both types becoming brand ambassadors in a grassroots word-of-mouth campaign.
- EXPERIENCED FOUNDERS - Our founders, Sheila and David Coon and their team of mentors, have combined decades of experience in the food, hospitality, and management industries teaching them the importance of community connection and personable and authentic customer service rooted in an exceptional product; with over 60 years of combined experience in food production, restaurant operations, sales, business administration, recruiting, and project management, they have all the ingredients to execute this recipe for success.
- EXCELLENT CUSTOMER SERVICE: H.O.C. relies on repeat business and views its customers' interactions critical to long-term success. Through its mission to provide attainable, sustainable, and incentivized employment H.O.C. believes it can attract, train, and retain well-qualified, motivated staff committed to making customer service a priority in their roles.
- STRONG & EFFECTIVE MARKETING: H.O.C. will continue to build on their social media and mainstream media presence (television, radio, print, etc.) to communicate with existing and future customers. H.O.C.already has over 5000 total followers through various social media channels, including Instagram, Facebook, and Twitter.

KEY PERFORMANCE INDICATORS

- Average Monthly Revenue: $12,000/month @first brick & mortar
- Average Ticket Size: $15
- Profit Margin: 62%

OFFERINGS

- Fresh Baked Gourmet Cookies
- Take & Bake Cookie Dough
- Cookie Sundae
- Cookie Sammies
- Drinks: Local Milk, Canned Coffee, Water
- Merchandise: T-Shirts, Reusable Tote Bags, Reusable Cookie Tins
- Catering Services: Drop-Off Cookie Catering(Boxes or Platters) and Cookie Cart

Catering(Full-Service Food Truck Catering)

FROM THE FOUNDER

We are very excited for you to be a part of Hot Oven Cookies' next chapter. In the last 3 years, we have proven that our multi-model cookie concept, rooted in a dynamic and sought-after product with a heavy emphasis on geniality not only works but is profitable, and look forward to "Sharing The Cookie Love" through the comfort of a high-quality homemade cookie, with Cookie Cravers locally, regionally, and beyond.

Core Competencies and Long Term Objectives

In summary, H.O.C.'s objective is to become the leader in the cookie shop industry by designing a strategy which is designed to differentiate and reinforce the company's brand and engender a degree of loyalty among customers throughout its Strategic Shop and Kiosk Logistical Plan. H.O.C. has planned its next three locations, Bradley International Airport(4/2020) , Hartford, CT, and Boston, MA(2021) to be in high-traffic locations with higher income demographics to optimize its customer targeting. With the success of the Springfield location, H.O.C. has a great opportunity to thrive in the right location. H.O.C.'s strategy is to place their micro-cookie shops and kiosks in selected high-traffic, high-visibility locations to achieve operating and marketing efficiencies and enhance brand awareness.

from the founder

> We are very excited for you to be a part of Hot Oven Cookies' next chapter. The greater New England communities have always been core to our mission of delivering smiles and we can't share our success with there and beyond.

—Sheila and David Coon

In the press

https://www.masslive.com/news/2020/03/hot-oven-cookies-among-new-food-options-coming-to-bradley-international-airport.html

https://www.wwlp.com/news/connecticut/springfields-hot-oven-cookies-8-other-concessions-to-open-at-bradley-international-airport/

https://www.masslive.com/business-news/2019/02/passion_tenacity_drive_creator_of_hot_ov.html

(E) Number of Employees

The Company currently has 4 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	May 20, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$50,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Targeted Social Media Marketing Campaign	$2,000	$30,000
Take & Bake Dough Line Launch	$4,400	$5,000
Bradley Airport Kiosk Build-Out Completion	$3,000	$12,000
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 2.0%[2]
Payment Deadline	2027-02-20
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.4%
$20,000	0.8%
$30,000	1.2%
$40,000	1.6%
$50,000	2.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Sheila Coon	50%
David Coon	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

MainVest loan - The Company intends to receive a $2,000 loan at 0% interest from MainVest, Inc. to be repaid no later than September 1st, 2020. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
City of Springfield	$6,500	N/A%	07/01/2021	Grant Loan
Mainvest, Inc.	$2,000	0%	09/01/2020	Loan

(Q) Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
December 2019	Rule 17CFR 227 (Regulation Crowdfunding)	Revenue Sharing Notes	$0	N/A

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Historical milestones

Hot Oven Cookies has been operating since December 2018 and has since achieved the following milestones:

- Opened location in Springfield, MA
- Achieved revenue of $122,00 in Year 1.
- Had Cost of Goods Sold (COGS) of $36,600 which represented gross profit margin of $85,400 in 2019.
- Achieved profit of $58,120 in 2019.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Hot Oven Cookies forecasts the following milestones:

- Secure lease in Hadley, MA by September 2019.
- Hire for the following positions, Cookie Scooper and Baker Counter Clerk by February 2020.
- Achieve $800,000+ revenue per year 2020.
- Achieve $483,878 profit per year by 2020.

Other outstanding debt or equity

As of December 30, 2019, Hot Oven Cookies has debt of $6500 outstanding and a cash balance of $2000. This debt is sourced primarily from The City of Springfield and will be senior to any investment raised on Mainvest. In addition to the Hot Oven Cookies's outstanding debt and the debt raised on Mainvest, Hot Oven Cookies may require additional funds from alternate sources at a later date.

The Company intends to receive a $2,000 loan at 0% interest from MainVest, Inc. to be repaid no later than September 1st, 2020. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Hot Oven Cookies Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$847,088	$889,442	$960,598	$1,075,870	$1,204,975
Cost of goods sold	$200,089	$210,093	$226,900	$254,129	$284,624
Gross profit	**$646,999**	**$679,349**	**$733,698**	**$821,741**	**$920,349**
Expenses					
Rent	$38,000	$39,900	$43,092	$48,263	$54,055
Equipment lease	$0	$0	$0	$0	$0
Utilities	$4,200	$4,410	$4,763	$5,334	$5,974
Insurance	$3,276	$3,357	$3,441	$3,528	$3,615
Advertising	$7,700	$8,085	$8,732	$9,779	$10,953
Legal & Professional	$5,500	$5,638	$5,778	$5,923	$6,071
Office and Admin	$6,500	$6,825	$7,371	$8,255	$9,246
Repairs & Maintenance	$0	$0	$0	$0	$0
Payroll	$87,360	$91,728	$99,066	$110,954	$124,269
Manager salary	$0	$0	$0	$0	$0
Parking	$1,440	$1,512	$1,633	$1,829	$2,048
Paper Goods	$13,700	$14,385	$15,536	$17,400	$19,488
Cable Xfinity	$5,496	$5,770	$6,232	$6,980	$7,818
Gas	$13,200	$13,860	$14,969	$16,764	$18,777
Total	**$186,372**	**$195,471**	**$210,614**	**$235,012**	**$262,316**
Operating Profit	**$460,627**	**$483,878**	**$523,083**	**$586,728**	**$658,034**

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0.00
Cash & Cash Equivalents	$0	$0.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0.00
Taxes Paid	$0	$0
Net Income	$0	$0.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V